May 13, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Robert W. Zoller
Chief Executive Officer and President
Kitty Hawk, Inc.
1515 West 20th Street
P.O. Box 612787
DFW International Airport, Texas 75261

RE:	Kitty Hawk, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 0-14275

Dear Mr. Zoller:

We have reviewed your response letter dated April 25, 2005 and have the following comment. The primary purpose of this comment is to request that you provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have with regard to our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to our comment within fifteen (15) business days.
Pursuant to Rule 101(a)(3) of Regulation S-T, your response should also be submitted in electronic form, under the label "corresp" with a copy to the staff.










Form 10-K for the Fiscal Year-ended 12/31/2004

Item 8.   Financial Statements and Supplementary Data

16.  Business Segment Data, page F-29

1. We note that your response to our prior comment number 16 indicates that the asset balances allocated to each of your segments have fluctuated primarily due to intercompany costs and debt. As you state that there have been no changes in Kitty Hawk`s methodology for allocating costs for the periods presented and the largest intercompany expense for each of the periods presented appears to have related to your Cargo Airline segment supporting your Scheduled
Freight Network segment, please explain to us in detail how intercompany costs and debt have resulted in such significant fluctuations in your allocation of assets between segments. For example, please explain why the total assets of your Scheduled Freight Network have increased from $6,278 at December 31, 2002 to $15,842 at December 31, 2004, and the total assets of your Cargo Airline have declined from $20,155 at December 31, 2002 to $7,205 at
December 31, 2004. We may have further comment upon the receipt of your response.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters.
Please contact the undersigned at (202) 551-3813 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief


Via facsimile:  Randy S. Leiser, CFO

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Mr. Robert W. Zoller
Kitty Hawk, Inc.
May 13, 2005
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